Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Nine Months Ended September 30, 2004
	(millions of dollars)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 586
Income taxes	318
Fixed charges, as below	148
Total earnings, as defined	$ 1,052
Fixed charges, as defined:	
Interest charges	$ 135
Rental interest factor	5
Capitalized interest	8
Total fixed charges, as defined	$ 148
Ratio of earnings to fixed charges	7.11

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 586
Income taxes	318
Fixed charges, as below	148
Total earnings, as defined	$ 1,052
Fixed charges, as defined:	
Interest charges	$ 135
Rental interest factor	5
Capitalized interest	8
Total fixed charges, as defined	148
Non-tax deductible preferred stock dividends	1
Ratio of income before income taxes to net income	1.54
Preferred stock dividends before income taxes	2
Combined fixed charges and preferred stock dividends	$ 150
Ratio of earnings to combined fixed charges and preferred stock dividends	7.01